AFTERMARKET ENTERPRISES, INC.
568 Saint Vincent
Irvine, California 92618

January 14, 2009

Ta Tanisha Meadows
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington, D.C. 20549-0405

Re:           Aftermarket Enterprises, Inc.
File No. 333-141676

Dear Mr. Fieldsend:

To assist the staff of the Commission in completing its review of the above referenced filing, the comments from your comment letter dated January 13, 2009, are quoted below and are followed in each case by the Company’s response thereto.

Item 4.01 Form 8-K filed January 9, 2009
Comment 1

Please revise your disclosure in the first paragraph to specifically state whether the decision to change accountants was recommended or approved by the board of directors or any audit or similar committee of the board of directors.  Refer to paragraph (a)(1)(iii) of item 304 of regulation S-K.

Response

The disclosure has been revised to give the exact date and indicate the action was approved by the board of directors.

Comment 2

Please revise your disclosure in the first paragraph to indicate the date you actually dismissed CVB as opposed to the effective date of the dismissal.  See paragraph (a)(1)(i) of Item 304 of Regulation S-K.

Responses

The exact date has been added.

Comment 3

Please note that you are also required to file a letter from CVB stating whether the firm agrees with the statements made in any amendment to the filing and, if not, stating the respects in which the firm does not agree.  The updated letter should be filed within two business days of its receipt or 10 business days after filing any amendment.  Please acknowledge this obligation.  Refer to Items 304(a)(3) and 601(b)16) of Regulation S-K.

Ta Tanisha Meadows
United States Securities and Exchange Commission
Division of Corporate Finance
January 14, 2009

Response

The letter is attached to this filing.

The Company also acknowledges that:

-       the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

-	Staff comments or changes to disclosure in response to staff comments do not foreclose the
Commission from taking any action with respect to the filing; and

-	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions or need additional information, please let me know.

Sincerely,
AFTERMARKET ENTERPRISES, INC.

Adam Anthony, CEO